SECU 05036587 SSION

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION 183 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51770
~~8-47362~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JPC Capital Partners, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

555 North Point Center East – 4th Floor
(No. and Street)

Alpharetta	Georgia	30022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jimmie N. Carter (678)366-4707
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – if individual state last, first, middle name)

2700 N. Military Trail, Ste. 200	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Jimmie N. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **JPC Capital Partners, Inc.**, as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature
Jimmie N. Carter
Executive Vice President & Chief Financial Officer

Notary Public

JANET L. MULLER
NOTARY PUBLIC, FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES JULY 09, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JPC Capital Partners, Inc.

Financial Statements

Year Ended December 31, 2004

TABLE OF CONTENTS

SHERB & CO., LLP
Certified Public Accountants

2700 N. Military Trail, Suite 200
Boca Raton, FL 33431
Tel: 561-939-1275
Fax: 561-826-8100
e-mail: info@sherbcpa.com
Offices in New York and Florida

Independent Auditor's Report

To the Board of Directors and Stockholders
JPC Capital Partners, Inc.

We have audited the accompanying statement of financial condition of JPC Capital Partners, Inc. as of December 31, 2004 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JPC Capital Partners, Inc as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that JPC Capital Partners, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boca Raton, Florida
February 19, 2005

Sherb & Co., LLP
Certified Public Accountants

JPC Capital Partners, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Current assets:		
Cash	$	50,603
Accounts receivable		558
Total Current Assets		51,161
Furniture and equipment, net		1,927
Other assets		
Marketable securities		50,000
Total assets	$	103,088
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$	10,705
Total current liabilities		10,705
Shareholders' equity:		
Convertible preferred stock, Series A, $.001 par value; 35 shares authorized, no shares outstanding		
Convertible preferred stock, Series B, $.001 par value; 2,500,000 shares authorized, no shares outstanding		
Convertible preferred stock, Series C, $.001 par value; 1,000 shares authorized, no shares outstanding		
Common stock, $.001 par value; 95,000,000 shares authorized, 23,707,546 issued and outstanding		23,708
Additional paid-in capital		5,525,141
Accumulated deficit		(5,416,466)
Unrealized holding losses, net of tax		(40,000)
Total shareholders' equity		92,383
Total liabilities and shareholders' equity	$	103,088

See accompanying notes to financial statements

JPC Capital Partners, Inc.
Statement of Operations
Year ended December 31, 2004

Revenues:		
Fees from private placements	$	1,419,622
Consulting income		25,000
Commission income from related parties		8,531
Interest Income		835
Total Revenues		1,453,988
Expenses:		
Compensation and benefits		1,049,487
Advertising expense		6,140
Depreciation & amortization		3,772
Communications		15,446
Insurance expense		5,182
Consulting expenses from related parties		367,137
Other expenses		5,105
Rent expense		68,378
Professional service expense		163,604
Licenses & registrations		13,361
Travel & entertainment		4,873
Data processing expense		28,663
Total Expenses:		1,731,148
Net Loss	$	(277,160)
Other comprehensive loss:		
Unrealized loss on securities		(40,000)
Comprehensive loss	$	(317,160)
Net loss per share - basic and diluted	$	(0.01)
Weighted average number of common shares outstanding - basic and diluted		24,266,090

See accompanying notes to financial statements

JPC Capital Partners, Inc.
Statement of Changes In
Shareholders' Equity
Year ended December 31, 2004

	Common Stock			Additional Paid-In		Unrealized holding losses net		Accumulated		Total Shareholders'
	Shares		Amount		Capital		of taxes		(Deficit)		Equity
Balance,December 31, 2003	23,149,546	$	23,150	$	5,246,699	$		$	(5,139,306)	$	130,543
Issuance of common stock	558,000		558		278,442						279,000
Net loss									(277,160)		(277,160)
Unrealized holding losses, net of tax							(40,000)				(40,000)
Balance,December 31, 2004	23,707,546	$	23,708	$	5,525,141	$	(40,000)	$	(5,416,466)	$	92,383

See accompanying notes to financial statements

JPC Capital Partners, Inc.
Statement of Cash Flows
Year Ended December 31, 2004

Operating activities:		
Net loss	$	(277,160)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		3,772
Stock received for services		(90,000)
Net changes in operating assets and liabilities:		
Accounts receivable		12,491
Reduction in securities clearing balance		35,000
Accounts payable		116
Net cash used in operating activities		(315,781)
Investing activities:		
Purchase of computer equipment		(2,790)
		(2,790)
Financing activities:		
Issuance of common stock		279,000
Net cash provided by financing activities		279,000
Decrease in cash and cash equivalents		(39,571)
Cash and cash equivalents at beginning of period		90,174
Cash and cash equivalents at end of period	$	50,603

See accompanying notes to financial statements

JPC Capital Partners, Inc.
Notes to Financial Statements

Note 1. Business and Basis of Presentation

JPC Capital Partners, Inc. (the "Company") is a registered broker/dealer providing public companies with an opportunity to raise capital through the sale of equity positions in the private market. The Company was organized to perform the transactions via the Internet, with the Company essentially introducing the buyer (investor) to the seller (client). The Company would earn a flat fee of 4% of the funds raised by the seller. The Company would not clear, transfer or hold any securities. The transfer of any securities sold would be arranged between the buyer and the seller. In February 2001 the Company shifted its strategy to more traditional methods of identifying potential sellers and buyers of securities, relying less on utilization of the Internet. This strategy involved more research, more personal contact with potential sellers and more referrals through other firms and individuals in the securities business. In January 2004, the Company increased its emphasis on the more traditional approach to our business. The Company hired James P. Canouse, Scott C. Martin, and Jeffrey M. Canouse to initiate a more traditional marketing program for private placement transactions. They had previously worked for J.P. Carey Securities, Inc., a related party.

Prior to August 2004, the Company offered retail brokerage services. To support this business the Company maintained a clearing arrangement with Fiserv Securities, Inc. Philadelphia, PA. Under the membership agreement with the NASD, the Company was required to maintain a minimum net capital balance of $100,000 pursuant to SEC Rule 15c3-1(a)(2)(ii).

Since the Company decided to focus its efforts on their private placement financing business, they amended the membership agreement with the NASD, and reduced the required capital level to $50,000 and subsequently to $5,000. They also terminated the clearing arrangement with Fiserv Securities, Inc., and no longer offer retail brokerage services.

The Company is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company was formed on April 26, 1999.

Since its inception in 1999, the Company has incurred significant operating losses. The Company has limited assets on hand and will be unable to sustain operations for a prolonged period of time unless the Company continues to generate revenue or obtains additional capital. The Company's management has indicated it will seek additional capital through the sale of securities if it is unable to consistently generate the required revenue. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

In December 2001, the Company applied to the Securities and Exchange Commission to have its Common Stock quoted on the Over-the-Counter Bulletin Board ("OTCBB") market. In February 2003, the application was approved and the company subsequently was assigned the symbol "CFNC". The stock began trading in May 2003 on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. under that symbol. In July 2004, the Company changed its name to JPC Capital Partners, Inc. and was subsequently assigned a new trading symbol "JPCI."

Note 2. Significant Accounting Policies

Use of Estimates

Preparation of the Company's financial statements in accordance with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the financial statements and related notes. Actual results could differ from those estimates.

Revenue Recognition

Commission income, excluding income earned through retail brokerage operations, is recognized on a cash basis, which is the day payment is made to the company. Commission income earned through retail brokerage operations is recognized when earned, on a trade date basis. The Company also earns revenue from investment banking and consulting. Monthly retainer fees for investment banking and consulting are recognized as services are provided. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

Cash and Cash Equivalents

The Company considers any liquid investments with an original maturity of three months or less as a cash and cash equivalent.

Property and Depreciation

Office equipment is carried at cost and depreciated using accelerated and straight-line methods over their estimated useful lives. Depreciation for the year ended December 31, 2004 of $3,772 is included in expense. Leasehold improvements were carried at cost and amortized using a straight-line method over the term of the office lease. At December 31, 2004, all leasehold improvements had been fully amortized.

Liabilities Subordinated To The Claims of General Creditors

At December 31, 2004 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Note 2. Significant Accounting Policies (Continued)

Earnings Per Share

The Company has adopted SFAS, No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if dilutive common stock had been converted to common stock, as prescribed by SFAS No. 128.

Stock Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the "disclosure only" alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Income Taxes

The Company incurred a net loss of $277,160 during the year ending December 31, 2004 and had no state or federal income tax obligation.

The Company had no significant deferred tax effects resulting from the temporary differences that give rise to deferred tax assets and deferred tax liabilities for the year ending December 31, 2004 other than net operating loss carryforwards. The Company has net operating loss carryforwards of approximately $4,130,000 at December 31, 2004, which will expire in years beginning in 2019. No tax benefit has been recorded related to the net operating loss, as a full valuation allowance has been recorded against the approximate net deferred tax asset of $1,500,000 related to these carryforwards.

Note 3. Net Capital Requirements

As a registered broker-dealer, JPC Capital Partners, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its object being to require a member firm to have at all times

Note 3. Net Capital Requirements (Continued)

sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker dealer from permitting its "aggregate indebtedness" to exceed fifteen times its "net capital" as those terms are defined. The Company is required to maintain the greater of minimum net capital of 6 2/3% of aggregated indebtedness or $5,000. On December 31, 2004, the Company's aggregated indebtedness was $10,705 and its net capital as defined was $39,694, which exceeded requirements by $34,694.

Note 4. Furniture and Equipment

At December 31, 2004 furniture and equipment consisted of the following:

	Useful Life	
Furniture	5 Years	$ 1,829
Telephone Equipment	5 Years	19,990
Computer Equipment	3 Years	71,005
		92,824
Accumulated Depreciation		(90,897)
		$ 1,927

Note 5. Commitments and Contingencies

The Company leases its office facilities under a lease that expires in May, 2005. The Company cannot cancel the leases without penalty.

Rental expense for the year ended December 31, 2004 totaled $68,378.

The Company maintains no inventory of securities on site. When securities are purchased or received for services provided, the Company will rely on a clearing agent or recognized financial institution to safekeep the securities and clear transactions.

In accordance with industry practice, customers and other dealers are not required to deliver cash or securities pursuant to securities transactions until settlement date. The Company is not exposed to risk of loss, other than the loss of commission income, should any counterpart to a securities transaction fail to fulfill his contractual obligation.

The Company has been named as a Defendant in a case filed with the Superior Court of Fulton County, State of Georgia, styled First Empire Corporation, et al. v. John C. Canouse, et al. Case # 2004CV88793, which was subsequently removed to the United States District Court for the Northern District of Georgia, Case # 1:04-CV-2596-TWT. We believe the case has no merit and have retained Fleming, Fried & Bonder, LLC, Atlanta, GA to represent the Company.

Note 6. Shareholders' Equity

On October 10, 2001, the Company adopted the JPC Capital Partners, Inc.(formally Corpfin.com, Inc.) 2001 Stock Option Plan (the 'Plan'), which expires in 2011 and enables the Company or the Board of Directors to grant incentive stock options and nonqualified stock options for up to an aggregate of 7,500,000 shares of the Company's common stock. Incentive stock options granted under the Plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of the shares at the date of grant (110% of fair market value for ten percent or more shareholders). Other options may be granted on terms determined by the board of directors or a committee of the board of directors.

The Company granted options to employees for 1,000,000 shares of common stock on October 10, 2001. These options are exercisable at $1.25, and have been adjusted for stock splits, and have vested 33% on May 1 in the years 2002-2004.

On April 14, 2003 the holders of Series A, B, and C Preferred Stock elected to convert their preferred shares to common stock. Series A preferred stock, which had non-dilutive rights equivalent to 4% of the common shares outstanding, was converted to 900,352 shares of common stock. Series B preferred stock was converted to 600,000 shares of common stock. Series C preferred stock was converted to 100,000 shares of common stock.

In January, 2004 the Company issued 790,000 shares of Common Stock to the following employees:

John C. Canouse, CEO	200,000 shares
James P. Canouse	200,000 shares
Jeffrey M. Canouse	200,000 shares
Scott C. Martin	100,000 shares
Janet L. Thompson, Executive Vice President & Chief Compliance Officer	50,000 shares
Eric W. Smothers	40,000 shares

The stock was issued as compensation for services provided and as an incentive to continue with the Company. The Company recorded this stock at an issue price of $.50 per share. Subsequently, on December 31, 2004, the Company rescinded these stock grants. Because the price of the underlying stock had substantially declined between January and December 2004, the stock awards created an adverse personal tax liability on the employees, effectively penalizing them for receiving the stock.

Note 6. Shareholders' Equity (Continued)

As of December 31, 2004, stock options outstanding totaled 775,000 with a weighted average exercise price of $1.25. At December 31, 2004, all outstanding stock options were exercisable. No options were forfeited during 2004. Options granted to Mr. Joseph Tabback, a former employee of the Company, to purchase 150,000 shares of stock will expire on August 31, 2005. The remaining 625,000 outstanding options will expire on October 10, 2006.

During 2004 we sold 558,000 shares of common stock to J.P. Carey Asset Management LLC, a related party and an accredited investor, for $279,000, an average price of $0.50.

Note 7. Related Party Transactions

During the year ended December 31, 2004 the Company earned $8,531 from retail brokerage activities with related parties. These include principally members of management, their families, and organizations in which the management and/or their families had an equity interest.

During the year we also paid $367,137 to JP Carey Securities, Inc., a related party, for assistance with our private placement transactions. Without the help of JP Carey Securities, Inc. we would have had great difficulty completing these transactions.

Note 8. Financial Instruments

The carrying amounts reported in the balance sheet for cash, restricted cash, advances to employees, receivables and accounts payable approximate fair value based on the short-term maturity of these instruments.

Note 9. Subsequent Events

In January 2005, the Company sold 35,000 shares of common stock to JP Carey Asset Management LLC, an accredited investor and shareholder for $17,500.

In February 2005, the Company sold 91,000 shares of common stock to JP Carey Asset Management LLC, an accredited investor and shareholder for $45,500

SUPPLEMENTARY INFORMATION

JPC CAPITAL PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net Capital			
Total stockholder's equity qualified for net capital	$	92,383	
Deduction for non-allowable assets:			
Marketable securities		50,000	
Money market funds at broker dealer		203	
Computer equipment		1927	
Refund due from vendor		558	
Net capital before haircuts		39,695	
Haircuts		-	
Net capital	$	39,695	
Minimum net capital required		5,000	
Excess net capital		34,695	
Aggregate Indebtedness:			
Liabilities		10,705	
Net capital required based on 6.67 % of aggregate indebtedness		714	
Ratio of aggregate indebtedness to net capital		**.27 to 1.0**	

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2004

There is no significant difference between the net capital reported on Form X-17A-5 and as shown in the accompanying financial statements.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3.

DECEMBER 31, 2004

JPC Capital Partners, Inc. is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(1) of the rule and does not hold customers' monies or securities.

SHERB & CO., LLP

2700 N. Military Trail, Suite 200
Boca Raton, FL 33431
Tel: 561-939-1275
Fax: 561-826-8100
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
JPC Capital Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of JPC Capital Partners, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 19, 2005

Shulz + Co., LLP
Certified Public Accountants